Exhibit 99.1

Cango Inc. Reports Third Quarter 2025 Unaudited Financial Results

Dallas, Texas, December 1, 2025 - Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial and Operational Highlights

•	Total revenues were US$224.6 million in the third quarter of 2025, an increase of 60.6% compared with the second quarter of 2025. Revenue from the bitcoin mining business in the third quarter of 2025 was US$220.9 million.

•	Operating income was US$43.5 million and net income was US$37.3 million over the period. Adjusted EBITDA for the third quarter of 2025 was US$80.1 million.

•	Average operating hashrate increased steadily from 40.91 EH/s in July to 44.85 EH/s in September and further improved to 46.09 EH/s in October, with efficiency surpassing 90%. This was primarily due to mining facility relocations, operational enhancements and miner hardware upgrades.

•	A total of 1,930.8 BTC was mined over the third quarter, averaging 21.0 BTC per day, up 37.5% in total output and 36.0% in daily production compared with the second quarter of 2025. Average cost to mine, excluding depreciation of mining machines, was US$81,072 per BTC, with all-in costs of US$99,383 per BTC. As of the end of September 2025, the Company had mined 5,810 BTC since entering the bitcoin mining industry.

•	The Company completed the termination of its ADR program and transitioned to a direct listing on the NYSE to optimize its capital structure, enhance corporate transparency, and align with its strategic focus.

Mr. Paul Yu, Chief Executive Officer of Cango, said, "This quarter marks a significant milestone. It's been one year since our strategic transformation into a bitcoin miner. During the third quarter, we remained focused on our core mining operations, further strengthening Cango's position as a scaled and operationally disciplined bitcoin miner. Today, we operate a deployed hashrate of 50 EH/s globally, positioning us among the leading miners worldwide. In the third quarter, we mined 1,930.8 BTC, with an average daily production of 21.0 BTC.

"While consolidating our core business, we also clarified our long-term strategy: building a global, distributed AI compute network powered by green energy. We view bitcoin mining as the practical on-ramp toward our energy and compute ambitions, following the sequence of 'from bitcoin mining to energy access, and from operational depth to AI compute deployment.' In the third quarter, we executed our phased roadmap with strict financial discipline, launching small-scale pilots with clear technical and IRR thresholds across both energy and AI compute. Our energy projects in Oman and Indonesia are now underway and are expected to be commissioned within the next one to two years, providing strategic support for subsequent AI infrastructure development. In the near term, we will continue to closely monitor market dynamics, manage our deployed output, and explore partnership models to mitigate market risks and enhance operating stability."

Mr. Michael Zhang, Chief Financial Officer of Cango, stated, "This was a standout quarter. Total revenues in the third quarter of 2025 were US$224.6 million, up 60.6% compared with the second quarter of 2025. We recorded operating income of US$43.5 million and a net income of US$37.3 million in the third quarter of 2025. As of September 30, 2025, we had cash and cash equivalents of US$44.9 million. Going forward, we believe our balance sheet strength allows for a healthy and sustainable AI transition, enabling us to scale according to the compute roadmap we presented."

Roadmap Forward

With the AI pilot projects underway, the Company's roadmap going forward now has greater granularity and will be executed in three sequential phases.

•	Near term: Enter the market with GPU computing power leasing, focusing on rapid node deployment and model validation. The company will serve compute platforms and AI startups with an asset-light, pure-play connectivity model that handles no customer data or apps, builds trust, and supports rapid scaling.

•	Medium term: Evolve into a regional AI compute network by establishing self-operated data center hubs that offer greater control over energy and infrastructure. Cango will transition from selling raw compute to offering stable, low-latency inference services under mid- to long-term contracts that target mid-sized technology firms and regional leaders to build service moats.

•	Long term: Build a global, distributed AI compute grid powered by green energy, integrating multiple hubs and edge nodes for seamless, scalable capacity. The model will offer multi-year capacity contracts with elastic compute options, positioning Cango as a utility-like provider of AI compute for multinationals and large-scale AI applications.

Third Quarter 2025 Financial Results from Continuing Operations

REVENUES

Total revenues were US$224.6 million in the third quarter of 2025. Revenue from the bitcoin mining business was US$220.9 million, with a total of 1,930.8 BTC mined in the third quarter of 2025. Revenue from international automobile trading income was US$3.3 million in the third quarter of 2025.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses in the third quarter of 2025 were US$181.2 million. These costs were primarily associated with the Company's bitcoin mining business.

•	Cost of revenue (exclusive of depreciation shown below) in the third quarter of 2025 was US$162.6 million.

•	Cost of revenue (depreciation) in the third quarter of 2025 was US$35.4 million.

•	General and administrative expenses in the third quarter of 2025 were US$6.0 million.

INCOME FROM OPERATIONS

Income from operations in the third quarter of 2025 was US$43.5 million, compared with an operating loss of US$1.2 million in the same period of 2024.

NET INCOME

Net income in the third quarter of 2025 was US$37.3 million, compared with a net income of US$9.5 million in the same period of 2024.

ADJUSTED EBITDA

Adjusted EBITDA in the third quarter of 2025 was US$80.1 million compared with US$1.2 million in the same period of 2024.

BALANCE SHEETS

As of September 30, 2025, the Company held:

•	Cash and cash equivalents of US$44.9 million.

•	Receivable for bitcoin collateral non-current, net - related party of US$660.0 million.

•	Mining machines, net of US$365.7 million.

•	Long-term debts - related party of US$405.1 million.

Reporting Currency

The Company has changed the reporting currency of its consolidated financial statements from Renminbi to U.S. dollars, reflecting the U.S dollar–denominated profile of its revenues and profit following the divestiture of its China-based business in May 2025. This change is effective from the third quarter of 2025, with all comparative figures recast to U.S. dollars.

Conference Call Information

The Company's management will hold a conference call on Monday, December 1, 2025, at 8:00 P.M.  Eastern Time or Tuesday, December 2, 2025, at 9:00 A.M Hong Kong Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through December 8, 2025, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+ 1-855-669-9658
Access Code:	4785049

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cangoonline.com.

About Cango Inc.

Cango Inc. (NYSE: CANG) is primarily engaged in the bitcoin mining business, with operations strategically deployed across North America, the Middle East, South America, and East Africa. The Company entered the crypto asset space in November 2024, driven by advancements in blockchain technology, the growing adoption of digital assets, and its commitment to diversifying its business portfolio. In parallel, Cango continues to operate an online international used car export business through AutoCango.com, making it easier for global customers to access high-quality vehicle inventory from China. For more information, please visit: www.cangoonline.com.

Use of Non-GAAP Financial Measure

As part of our review of business performance, we present adjusted EBITDA as Non-GAAP financial measure to help assess our core operating results. Adjusted EBITDA is defined as net income or loss before interest, taxes, depreciation, and amortization, impairment, results from discontinued operations and further excludes share-based compensation expenses and other non-operating income and expenses. We believe Adjusted EBITDA can be an important financial measure because it allows management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiency from period-to-period by making such adjustments.

While adjusted EBITDA is not a measure defined under U.S. GAAP, management uses it to evaluate performance, make strategic decisions, and set operating plans. Management believes it also helps investors gain a clearer understanding of our underlying performance by excluding certain costs and expenses that management believes are not indicative of its core operating results. The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the Non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango's Non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the "Roadmap Forward" section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Juliet Ye, Head of Communications

Cango Inc.

Email: ir@cangoonline.com

Christensen Advisory

Tel: +852 2117 0861

Email: cango@christensencomms.com

CANGO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Amounts in US dollar ("US$"), except for number of shares and per share data）
	As of December 31, 2024	As of September 30, 2025
	US$	US$
ASSETS:
Current assets:
Cash and cash equivalents	90,431,392	44,897,802
Crypto currency	-	41,838
Short-term investments, net	40,051,450	-
Accounts receivable, net	1,645,518	2,903,220
Prepayments and other current assets, net	26,966,209	127,265,543
Prepayments and other current assets, net - related parties	-	114,184,887
Receivable for bitcoin collateral - current, net - related party	84,536,567	-
Current assets of discontinued operations	230,113,402	-
Total current assets	473,744,538	289,293,290

Non-current assets:
Mining machines, net	242,806,713	365,676,067
Property and equipment, net	65,460	19,197,894
Intangible assets, net	-	297,731
Deferred tax assets	-	624,031
Operating lease right-of-use assets, net	184,381	2,250,166
Receivable for bitcoin collateral - non-current, net - related party	-	660,045,300
Other non-current assets, net	44,621,402	-
Non-current assets of discontinued operations	56,357,205	-
Total non-current assets	344,035,161	1,048,091,189
TOTAL ASSETS	817,779,699	1,337,384,479

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts - related party	17,067,978	-
Accrued expenses and other current liabilities	170,990,519	155,876,879
Accrued expenses and other current liabilities - related parties	-	3,238,821
Income tax payable	48,609,811	82,331,907
Short-term lease liabilities	180,236	494,271
Current liabilities of discontinued operations	20,517,367	-
Total current liabilities	257,365,911	241,941,878

Non-current liabilities:
Long-term debts - related party	-	405,132,591
Deferred tax liability	1	1
Long-term operating lease liabilities	-	1,854,280
Non-current liabilities of discontinued operations	6,546,889	-
Total non-current liabilities	6,546,890	406,986,872
Total liabilities	263,912,801	648,928,750

Shareholders’ equity
Ordinary shares	29,504	44,171
Treasury shares	(111,567,030)	(110,006,201)
Additional paid-in capital	728,564,614	1,142,250,191
Accumulated other comprehensive loss	(49,574,973)	-
Accumulated deficit	(13,585,217)	(343,832,432)
Total Cango Inc.’s equity	553,866,898	688,455,729
Total shareholders' equity	553,866,898	688,455,729
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	817,779,699	1,337,384,479

CANGO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Amounts in US dollar (“US$”), except for number of shares and per share data)
	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
	US$	US$	US$	US$
Revenues	-	224,635,729	-	508,626,360
Bitcoin mining income	-	220,863,310	-	503,133,291
International automobile trading income	-	3,280,773	-	5,001,423
Others	-	491,646	-	491,646
Operating cost and expenses:
Cost of revenue (exclusive of depreciation shown below)	-	159,383,806	-	384,831,791
Cost of revenue (exclusive of depreciation shown below) - related parties	-	3,188,925		3,188,925
Cost of revenue (depreciation)	-	35,356,473	-	78,550,799
General and administrative	1,222,709	5,994,066	4,426,314	19,008,822
Provision for credit losses	-	471,861	-	1,681,320
Impairment loss from mining machines	-	-	-	256,856,570
Gain from changes in fair value of receivable for bitcoin collateral	-	(23,234,260)	-	(74,949,636)
Total operation cost and expense	1,222,709	181,160,871	4,426,314	669,168,591

(Loss) income from operations	(1,222,709)	43,474,858	(4,426,314)	(160,542,231)
Interest income	2,066,213	972,710	6,361,881	1,963,883
Interest expense - related party	-	(7,376,591)	-	(10,740,197)
Foreign exchange loss, net	-	(122,597)	-	(130,585)
Other income	229,464	1,978,466	395,915	2,205,459
Other expenses	-	(5,344)	-	(83,439)
Net income (loss) before income taxes	1,072,968	38,921,502	2,331,482	(167,327,110)
Income tax expenses	-	(1,601,562)	-	(451,087)
Net income (loss) from continuing operations	1,072,968	37,319,940	2,331,482	(167,778,197)

Discontinued operations:
Income (Loss) from discontinued operations	8,004,120	-	31,736,855	(129,822,040)
Income tax benefit (expense)	447,395	-	(160,095)	(32,646,978)
Net income (loss) from discontinued operations	8,451,515	-	31,576,760	(162,469,018)

Net income (loss) attributable to Cango Inc.’s shareholders	9,524,483	37,319,940	33,908,242	(330,247,215)
Earnings (losses) per ordinary share:
Basic
Discontinued operations	0.04	-	0.15	(0.62)
Continuing operations	0.01	0.11	0.01	(0.65)
Basic	0.05	0.11	0.16	(1.27)
Diluted	-	-	-	-
Discontinued operations	0.04	-	0.14	(0.62)
Continuing operations	-	0.10	0.01	(0.65)
Diluted	0.04	0.10	0.15	(1.27)
Weighted average shares used to compute earnings (losses) per ordinary share:
Basic	206,973,996	354,492,530	208,693,418	259,254,322
Diluted	227,823,258	383,939,436	225,706,030	259,254,322

Other comprehensive income, net of tax
Release accumulated other comprehensive loss	-	-	-	44,270,340
Foreign currency translation adjustment	14,789,288	-	5,672,346	5,304,633

Total comprehensive income (loss)	24,313,771	37,319,940	39,580,588	(280,672,242)
Total comprehensive income (loss) attributable to Cango Inc.’s shareholders	24,313,771	37,319,940	39,580,588	(280,672,242)

CANGO INC. RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (Amounts in US dollar ("US$"), except for number of shares and per share data
	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	US$	US$	US$
Net income (loss)	9,524,483	37,319,940	33,908,242	(330,247,215)
Less: Discontinued operations:
Income (Loss) from discontinued operations	8,004,120	-	31,736,855	(129,822,040)
Income tax benefit (expense)	447,395	-	(160,095)	(32,646,978)
Net income (loss) from discontinued operations	8,451,515	-	31,576,760	(162,469,018)
Net income (loss) from continuing operations	1,072,968	37,319,940	2,331,482	(167,778,197)

Add: Interest expense	-	7,376,591	-	10,740,197
Add: Income tax benefit	-	1,601,562	-	451,087
Add: Depreciation and amortization	84	35,679,472	791	78,880,671
Cost of revenue	-	35,676,840	-	78,871,166
General and administrative	84	2,632	791	9,505

Add: Impairment loss from mining machines	-	-	-	256,856,570
Add: Other expenses	-	5,344	-	83,439
Less: Other income	229,464	1,978,466	395,915	2,205,459

Add: Share-based compensation expenses	362,383	122,081	1,441,495	3,819,943
General and administrative	362,383	122,081	1,441,495	3,819,943

Non-GAAP adjusted EBITDA	1,205,971	80,126,524	3,377,853	180,848,251
Non-GAAP adjusted EBITDA attributable to Cango Inc.’s shareholders	1,205,971	80,126,524	3,377,853	180,848,251